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                                                                       EXHIBIT 1

                          SOMNUS MEDICAL TECHNOLOGIES
                              FRIDAY, MAY 4, 2001
                                  8:00 AM, CT

          THE OPERATOR: Welcome to the Somnus Medical Technologies conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session, and instructions will follow at that time. Should anyone require assistance during the conference, please press star then zero on your touchtone telephone. Mr. Schulte, you may now begin, sir.

          MR. SCHULTE: Thank you. Good morning, everyone, and welcome to the Somnus conference call to discuss the recent announcement by Somnus Medical Technologies to merge with the Gyrus Group PLC. I am John Schulte, CEO of Somnus, and with me in Sunnyvale is Robert McCulloch, our CFO; and on the line from London is Brian Steer, executive chairman from Gyrus, and Tom Murphy, the CFO for Gyrus.

          Before we get started, I would like to remind you that during this call we may make projections or other forward-looking statements regarding future events and wish to caution you that these statements are only projections and that such events may differ materially. This conference is neither an offer to purchase nor a solicitation of an offer to sell securities of Somnus. And the tender offer described in our press release issued earlier today and discussed in this conference call will be made solely by an offer to purchase and a related letter of transmittal to be disseminated upon the commencement of the tender offer.

          Stockholders of Somnus should read the tender offer documents, including the Somnus solicitation recommendation statement, when it's available because they contain important information. You can obtain the solicitation recommendation statement and other documents that will be filed with the SEC for free when they are available on the SEC Commission's website at www.sec.gov.
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Also, as stockholders write Somnus or call us, we will be happy to send the solicitation recommendation for free when it is available.

          As we announced in December of last year, Somnus retained the investment-banking group at ING Bering, which is now ABM AMRO, to assist the company in reviewing strategic alternatives including a possible sale of the company. During the past five months, we contacted numerous companies and met with a number of them who expressed interest in exploring a potential acquisition of Somnus.

          A thorough auction process was completed which culminated in a definitive merger agreement under which Gyrus will make a cash tender offer of three dollars and eleven cents ($3.11) per share for all of the outstanding shares of Somnus. This tender offer is subject to the approval of regulatory authorities and conditions set forth in the merger agreement.

          Having said that, I think it is important that you should be aware that the financing for this transaction has been fully underwritten by West LB Timex (phonetic) Limited, a UK investment bank. We believe that this agreement to merge with the Gyrus Group PLC for a cash tender offer of three

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dollars and eleven cents ($3.11) is attractive for Somnus shareholders. This offer represents a hundred (100%) percent premium over our closing prices of yesterday and almost a three hundred (300%) percent premium to our closing price on December 7th in 2000, the date we announced that we had retained the services of ABM AMRO to review our strategic alternatives. The transaction value of almost fifty-six ($56) million dollars represents a multiple of more than four times our fiscal 2000 revenues.

          I believe that the agreement to merge with Gyrus certainly makes very good strategic sense for Somnus. Our direct sales force will now have immediate access to the entire Smith and Nephew (phonetic) sales organization, which focuses almost exclusively on the ENT market segment. As I mentioned in our Q1 conference call last week, we had already initiated a strategy to expand our sales efforts through the use of independent representatives and assign contracts with three Smith and Nephew organizations. This combination with Gyrus will dramatically accelerate that effort.

          Now, as I mentioned at the beginning of the call, Brian Steer, the executive chairman of Gyrus Group PLC, is on the call from London. I have had the opportunity to work closely with Brian over the past four months, and certainly have a great deal of respect for his vision and his leadership and newfound respect for him now that I know he hasn't been to bed this evening. I would also like to turn the call over now to Brian who will give his thoughts on this deal as well as a description of Gyrus. And since he is fresh from his road show, I am sure he is going to be well versed in the strategic opportunities that he sees for Gyrus. I will turn it over to you, Brian.

          MR. STEER: Thank you, John. Good afternoon or good morning, folks. Very nice of you to invite me onto this call, and it's a real pleasure for me to sort of tell you something about Gyrus. John is right; we didn't go to bed last night, and I can give the presentation in my sleep. So, if I fall asleep, the presentation will continue.

          John, from what you said, I think perhaps I ought to come back and renegotiate the price, but you have obviously got a very good deal, and we feel too that we have a very good deal. So, we are very pleased that we were able last night to close out the financing between the equity funding and the loan and ready to move ahead with a tender offer for your good sell.

          Let me tell you a little bit about Gyrus. I won't go on for very long, but we are a company that really started out with two brothers in 1986, I think it was, working on various projects in the med tech area. One of the brothers was a surgeon, the other a lecturer in electrical engineering electronics at a local university. They really built a considerable portfolio of an intellectual property in the management and generation of radio frequency.

          And it is on that platform that we have really built the company and on that platform that we had a marketing and sales agreement with two Johnson and Johnson companies, one Gynecare (phonetic) for

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the hysteroscopic use of the product and the other, Mytec (phonetic), for the arthroscopic use of the product. These relationships worked very well and gave us a very strong base as a company. Johnson and Johnson invested in us to develop technology, and it is that technology that we subsequently took into the urological area developing a urology product.

          Our business plan has always called for us to go direct based on these partnerships, and to do that we felt that the United States was the most obvious place for us to start. It is, after all, sixty (60%) percent of the device market of the world and has a very advanced medical system and a readiness to accept new technologies and welcomes new technologies, which is less the case outside the United States.

          Having said that, therefore, our first search was to find a distribution organization or a serve structure for our product in the United States, and that resulted in last April the acquisition of Everest. And Tom Murphy, who is with me here today, was in fact, at that time the chief financial officer of Everest. So, we have at least one American in our midst to help us along the cultural path.

          That acquisition has been very successful, and we were able to layer our technology onto the basic laparoscopic products of Everest over that period. So, from April last year to March of this year, we introduced to that product what we call our PK, our plasma kinetic energy management system, and that has made the Everest instruments perform very predictably and at a level well ahead of the competition.

          It was flashed with the success of this acquisition that we then looked for our second direct marketplace, and for many years ENT has been a focus for us largely because of the type of market it is and the fact that it does not attract heavy-duty competition. And it was most fortuitous that we heard of the Somnus offering and at the same time came across an offering by Smith and Nephew of their ENT business. We saw this as a wonderful opportunity for us to enter the ENT market with the basis of strong sales and distribution organization to which we could attach the Somnus technology and together with our own technology.

          We regard Somnus as a very attractive growth company and admire the technology of the company on its IP protection and felt that it was an appropriate opportunity to expand that technology; it having built or the company having built an extraordinarily strong clinical platform and verification of this technology, which I think is unusual in the device industry.

          So, as we have worked with John and his team, we have become more and more excited about the combination of the two companies and the opportunity it affords to rapidly roll out not only in the United States but on a global basis Somnus technology. So, to us, we are obviously on a high today in the fact that we have been able to raise the money in a difficult market situation and convince investors of this story as being a very strong story for the company going forward.

          So, I thank you for this opportunity to talk to you, and we look forward to proceeding with



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this tender offer; and I believe, John, that closes at the beginning of June --
I think June the 1st or so --

               MR. SCHULTE:  That's correct.
               MR. STEER: -- of this year. So, if there are any questions, I will be happy to answer them, John.

               MR. SCHULTE: Thank you, Brian. First of all, thank you very much for your comments and taking the time to participate on this call. And now, I would like, Operator, to open the call up for questions.

               THE OPERATOR: Thank you, sir. At this time, if you have a question, please press the one key on your touchtone telephone. Again, if you have a question, please press your one key on your touchtone telephone.

               MR. STEER: John, we must have done a hell of a good job. MR. SCHULTE: I guess.
               THE OPERATOR: Okay, sir. You have a question coming from Howard.

               MR. SCHULTE:  Okay.
               MR. BERKOWITZ: Hi, this is Howard Berkowitz. Hi, John. MR. SCHULTE: Hi, Howard.
               MR. BERKOWITZ:  Congratulations.
               MR. SCHULTE:  Thank you.

               MR. BERKOWITZ: This sounds like a terrific -- actually almost a merger, but it's not a merger. Two questions: one, does the Gyrus stocks trade in the U.S. so that if those of us who have heard the presentation and know the value of what's going on here, are there ADRs or are there plans for ADRs or what is the situation there? And the second question is if you could give us the idea as i.e., the references made that the financing has been completed, but could you give us a little bit more detail on when the financing will be funded and when the tender offer will commence and how long it will run for?

               MR. SCHULTE: Certainly. Brian, I think both of those are for you.

               MR. STEER: Well, I will take the first one, which -- well, maybe not. Why not let Tom, our chief financial officer, take both of them?

               MR. MURPHY: Thank you, Brian. No, we currently do not have any ADR or any listing in the United States, and in the near future we really don't plan on that. We are, you know, very well received on the London Stock Exchange and have great investor support. Obviously, you know, their commitment last night to our strategy is confirmation of that support, and we think that together we are going to create great value for our shareholders over here.

               In terms of the financing, a hundred million dollars is totally committed by our shareholders. The tender offer will commence today. The offering is in place for when the tender offer closes, the cash will be available at that time.

               MR. BERKOWITZ: When do you expect that to close, Tom? MR. MURPHY: June the 1st.
               MR. BERKOWITZ:  Okay.  Fine.

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               MR. MURPHY:  It's underwritten by West LB Timex.
               MR. BERKOWITZ:  Thank you.
               MR. MURPHY:  Thank you, Howard.

               THE OPERATOR: Again, if you have a question, please press the one key on your touchtone telephone. Okay, sir. There appear to be no more questions.

               MR. SCHULTE: Okay. Well, listen; I want to thank everyone for taking time to listen on the call. Brian, I want to especially thank you for participating on this call and giving us your thoughts. I personally am very excited about the opportunity for Somnus and its shareholders and look forward to working closely with Brian to integrate the companies and to achieve the success that we all know is ahead of us for Somnus. And we also want to very much thank all of our shareholders of Somnus for the support that they have displayed over the past years. So, thanks again everyone and I look forward to talking to you again.

               MR. STEER: Thank you, folks. Nice to talk to you. (End of Teleconference)